September 19, 2022

VIA EDGAR

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to Registration Statement on Form N-2 for Eaton Vance
Floating-Rate Income Trust (the “Fund”) (File Nos.: (333-265889; 811-21574)

Dear Ms. Vroman-Lee:

This letter responds to comments provided by Ms. Vroman-Lee on July 25, 2022 to the undersigned via telephone in connection with your review of the Fund’s Pre-Effective Amendment to the Fund’s Registration Statement on Form N-2 filed on June 29, 2022 (Accession No. 0000940394-22-001131), with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comments below and immediately thereafter provided the Fund’s responses. Responses will be reflected in an amendment to the Fund’s Shelf Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than September 27, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

1.	Comment: On page 6, please confirm the portfolio managers disclosed are jointly and primarily responsible for the day to day management of the Fund. If they are not, please disclose who is responsible for day to day management of the Fund?

Response:  The Fund so confirms the portfolio managers disclosed on p. 6 are jointly and primarily responsible for the day to day management of the Fund.

2.	Comment: On page 29, under Foreign Securities, please consider to include any material information related to any increase volatility/liquidity as a result of the Russian-Ukraine conflict.

Response: The Fund includes disclosures relating to Foreign Investment Risk, Geopolitical Risk, Market Disruption and Liquidity Risk in its Prospectus and as such believes the current disclosures address the concern noted above. The Fund, therefore, respectfully, declines to make any changes in response to this comment.

3.	Comment: If the Fund invests in or expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what disclosure, if any, is appropriate.

Response: The Fund supplementally confirms that it does not intend to invest in CoCos.

4.	Comment: In the Statement of Additional Information, in the Trustee and Officer table, under the Principal Occupation(s) During Past Five Years and Other Relevant Experience column, please include the dates of service for Mr. Faust, as needed.

Response: The Fund will update the disclosure as requested.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President